Exhibit 2.2

WAIVER AND FIRST AMENDMENT TO

ASSET PURCHASE AGREEMENT

This Waiver and First Amendment to Asset Purchase Agreement (this “Amendment”) is entered into this 31st day of January, 2012 by and among NGL ENERGY PARTNERS, LP, a Delaware limited partnership (“Purchaser”), NORTH AMERICAN PROPANE, INC., a Delaware corporation (“NAP”), EUSA-ALLIED ACQUISITION CORP., a Delaware corporation (“EUSAA”), ENERGYUSA PROPANE, INC., a Delaware corporation (“EUSAP”), and EUSA HEATING & AIR CONDITIONING SERVICES, INC., a Delaware corporation (“EUSAH&AC”) (EUSAA, EUSAP and EUSAH&AC are sometimes singularly and collectively referred to as “Seller”).  Unless otherwise defined herein, the capitalized terms used in this Amendment shall have the same meaning as the defined terms of the Agreement (as defined below).

RECITALS

WHEREAS, Purchaser, Seller, and NAP have entered into an Asset Purchase Agreement, dated as of January 16, 2012 (the “Agreement”), pursuant to which Seller has agreed to sell, and Purchaser has agreed to buy, substantially all of the assets of the Business of the Seller.

WHEREAS, Purchaser, Seller and NAP now desire to amend certain provisions of the Agreement, and to take such other actions as they have deemed necessary and desirable.

NOW THEREFORE, in consideration of the mutual covenants in the Agreement and herein, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.                                       Waiver and Acknowledgement Regarding Conditions.

(a)          Purchaser hereby waives its condition to closing the transactions contemplated by the Agreement set forth in Section 7.3(c) of the Agreement with respect to receipt of consent to assignment of the following intellectual property: (i) FAS license agreement (depreciation system); (ii) Quickbooks license agreement; (iii) FRx report writer for use with Great Plains; and (iv) Microsoft Office Suite (Word, Excel, Powerpoint, Outlook, etc.).

(b)         Purchaser acknowledges and agrees that as of the date of this Amendment: (i) all mutual conditions to the closing of the transactions contemplated by the Agreement contained in Section 7.1(a) thereof; and (ii) Purchaser’s condition to closing set forth in Section 7.3(d) has been satisfied.

2.                                       Deposit Release; Additional Deposit; Dispensation.

(a)          As consideration for Seller’s agreement to amend the Agreement to change the Closing Date from January 31, 2012 to February 3, 2012 (to be effective as of 12:01 a.m. February 4, 2012), Purchaser shall, as of the date of this Amendment:

i.                  Execute joint instructions, with NAP and the Seller, mutually instructing the Escrow Agent to release the Deposit from escrow to an account of Seller’s designation (which amount will be credited against the Purchase Price); and

ii.               Wire an additional deposit of ONE MILLION DOLLARS ($1,000,000.00) (the “Additional Deposit”) to an account of Seller’s designation (which amount shall be credited against the Purchase Price, as contemplated by Section 3(e) below).

(b)         If (x) the transactions contemplated by the Agreement fail to close by the Outside Date for any reason other than: (i) mutual agreement of Seller, Purchaser and NAP; or (ii) the failure of Purchaser’s conditions to closing the transactions contemplated by the Agreement set forth in Sections 7.1(b), 7.1(c), 7.3(a), 7.3(b), 7.3(c), 7.3(e), 7.3(f), 7.3(g) and 7.3(h) of the Agreement, and (y), as a result thereof, the Seller elects to terminate the Agreement, then, without limiting the rights and remedies of the Seller, the Deposit and the Additional Deposit shall become the property of Seller, and Purchaser shall have no further right, title or interest in the Deposit or the Additional Deposit.

3.                                       Additional Amendments.

(a)          Schedules 2.1(a), 4.3(a), 4.9(a)(i), 4.10, 4.12, 4.14(e), and 4.15(c) attached to the Agreement are hereby deleted and replaced in their entirety with the schedules attached to this Amendment as Exhibit A, bearing the same number and title as those deleted.

(b)         The following shall be added to the definition of Permitted Encumbrances in Section 1.1: “(f) Encumbrances related to possible excise tax liens; and (g)  Encumbrances related to Taxes due to the state in which the Owned Real Property is located, to the extent that such Taxes became due and payable on the earlier of (i) the Closing Date; or (ii) the date that either Seller or Purchaser was required to provide notice of the sale of the Acquired Assets to the applicable state; provided, however, that all Taxes contemplated by clauses (f) and (g) constitute Excluded Liabilities for which Seller is solely responsible.”

(c)          The following is added to the second sentence of Section 2.3C of the Agreement, to immediately precede the first word of such sentence: “Seller acknowledges that it bears sole financial responsibility for propane gallons allocated to any period prior to the Closing Date under all Assumed Supply Agreements, therefore…”.

(d)         The following is added to Section 2.3C of the Agreement following the last word of the last sentence of such Section “; provided, however, that the adjustment of the Estimated Propane Supply Agreement Adjustment with respect to those Assumed Supply Agreements under which propane lifting requirements are calculated on a seasonal basis (“Seasonal Basis Contracts”) shall occur as quickly as practicable following April 1, 2012.  Notwithstanding anything to the contrary contained in this Section 2.3C, Purchaser agrees to use its best efforts to fulfill all lifting requirements contained in the Seasonal Basis Contracts and outstanding as of the Closing Date.”

(e)          The words “and the Additional Deposit” are hereby added to Section 3.3(a)(i) following the word “Deposit.”

(f)            A new Section 6.18 is hereby added to Article VI of the Agreement, which shall read in its entirety as follows:

“Section 6.18.  Roll-Back Taxes.  Purchaser acknowledges that a portion of the parcel of Owned Real Property located at 159 Floodgate Road in Gibbstown, New Jersey (“Farmland Property”) is taxed as an eligible agricultural or horticultural use pursuant to the New Jersey Farmland Assessment Act of 1964 (“Eligible Use”).  Purchaser covenants that, for the period beginning on the Closing Date and continuing until the end of the third tax year following the Closing Date, (i) Purchaser shall timely file all required applications to maintain the Eligible Use, and (ii) Purchaser shall not change, or permit to be changed, the use of the Farmland Property from an Eligible Use, or take any other actions that would trigger roll-back tax liability relating to the period of Seller’s ownership of the Farmland Property.”

4.                                       Power and Authority.  Each of the parties hereto represents and warrants that (i) it has all necessary power to execute, deliver and perform this Amendment and the Agreement, as amended hereby, and (ii) all necessary corporate action on its part has been taken to authorize the execution, delivery and performance of this Amendment.

5.                                       Continuing Effectiveness.  The Agreement, except to the extent expressly amended hereby, shall continue in full force and effect in accordance with its terms.

6.                                       Successors and Assigns.  Subject to the provisions of Section 10.3 of the Agreement, this Amendment shall inure to the benefit of and be binding upon the heirs, legal representatives, successors and assigns of each of the parties.

7.                                       Conflicts.  To the extent that the provisions of this Amendment conflict with any other provisions of the Agreement, the provisions of this Amendment control.

8.                                       Counterparts.  This Amendment may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

9.                                       Governing Law.  This Amendment shall be enforced, construed and performed in accordance with the laws of the State of Delaware, exclusive of such State’s rules respecting the choice of law.

10.                                 Titles.  Titles to the sections in this Amendment are intended solely for convenience and no provision of this Amendment is to be construed by reference to the title of any section.

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IN WITNESS WHEREOF, the parties have executed, or caused to be executed, this Amendment in a manner sufficient to bind them as of the day and in the month and year first above written.

NORTH AMERICAN PROPANE, INC.

By:	/s/ Robert R. Kaplan
Name: Robert R. Kaplan
Its: Secretary and Treasurer

SELLER

EUSA-ALLIED ACQUISITION CORP.

By:	/s/ Robert R. Kaplan
Name: Robert R. Kaplan
Its: Secretary and Treasurer

ENERGYUSA PROPANE, INC.

By:	/s/ Robert R. Kaplan
Name: Robert R. Kaplan
Its: Secretary and Treasurer

EUSA HEATING & AIR CONDITIONING SERVICES, INC.

By:	/s/ Robert R. Kaplan
Name: Robert R. Kaplan
Its: Secretary and Treasurer

PURCHASER:

NGL ENERGY PARTNERS, LP,
a Delaware limited partnership
By:	NGL ENERGY HOLDINGS LLC,
its general partner

By:	/s/ H. Michael Krimbill
Name: H. Michael Krimbill
Title: Chief Executive Officer

[Signature Page of Waiver and First Amendment to Asset Purchase Agreement]